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                              May 14, 2024

       Peter Fetzer
       Foley & Lardner LLP, Partner
       MEDALLION FINANCIAL CORP
       777 East Wisconsin Avenue
       Suite 3800
       Milwaukee, WI 53202-5306

                                                        Re: MEDALLION FINANCIAL
CORP
                                                            Definitive
Additional Soliciting Materials filed by ZimCal Asset Management,
                                                            LLC et al.
                                                            Filed May 13, 2024
                                                            File No. 001-37747
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                                                            Definitive
Additional Soliciting Materials filed by ZimCal Asset Management,
                                                            LLC et al.
                                                            Filed May 13, 2024
                                                            File No. 001-37747

       Dear Peter Fetzer:

                                                        We have reviewed your
filings and have the following comment.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Definitive Additional Soliciting Materials

       General

   1. We note that each of the filings appears to have been made several days after the materials were first
used. Please tell us how you complied with the obligations set out in
                                                        Rule 14a-6(b).
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please direct any
questions to Daniel Duchovny at 202-551-3619.
 Peter Fetzer
MEDALLION FINANCIAL CORP
May 14, 2024
Page 2




FirstName LastNamePeter Fetzer          Sincerely,
Comapany NameMEDALLION FINANCIAL CORP
                                        Division of Corporation Finance
May 14, 2024 Page 2                     Office of Mergers & Acquisitions
FirstName LastName